May 29, 2009


OFI Tremont Core Strategies Hedge Fund
Denver, CO


Ladies and Gentlemen:


We have audited the statement of assets and liabilities of OFI Tremont Core Strategies Hedge Fund (the "Fund"), including the statement of investments, as of March 31, 2009, and the related statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. As stated in Note 10 to those financial statements, the Fund changed its method of accounting for realized and unrealized gains and losses for investments in investment funds from a cost recovery basis to an average cost basis and states that the newly adopted accounting principle is preferable in the circumstances because it more accurately reflects the realized gains and losses associated with current sales. In accordance with your request, we have reviewed and discussed with Fund officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Fund's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Fund's circumstances.

Very truly yours,



KPMG LLP